================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PHARMACIA & UPJOHN, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   616130 50 4
               ---------------------------------------------------
                                 (CUSIP Number)
         ---------------------------------------------------------------


                              BARBARA L. BLACKFORD
                      CHIEF COUNSEL AND ASSISTANT SECRETARY
                                MONSANTO COMPANY
                          800 NORTH LINDBERGH BOULEVARD
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 WITH A COPY TO:
                                ERIC S. ROBINSON
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                DECEMBER 19, 1999
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                               Page 1 of 14 Pages

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



                                  SCHEDULE 13D
-----------------------------                            -----------------------
                                                           Page 2 of 14 Pages
   CUSIP No. 616130 50 4

-----------------------------                            -----------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    MONSANTO COMPANY
                    I.R.S. IDENTIFICATION NO. 43-0420020
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
   3          SEC USE ONLY
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    BK, WC, OO
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              77,388,932
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 77,388,932
              ------------------------------------------------------------------
  REPORTING   10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         77,388,932
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
                    13.0% (assuming exercise of the Option)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.
        -------------------

            This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share ("PNU Common Stock"), of Pharmacia & Upjohn, Inc., a Delaware corporation ("PNU" or the "Issuer"). The principal executive offices of the Issuer are located at 100 Route 206 North, Peapack, New Jersey 07977.

ITEM 2. IDENTITY AND BACKGROUND.
        -----------------------

            This Statement is being filed by Monsanto Company, a Delaware corporation (the "Company"). The Company and its subsidiaries are engaged in the worldwide manufacture and sale of a diversified line of agricultural products, pharmaceuticals and food ingredients. The Company's principal business and principal office are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Company is set forth in Schedule I hereto and is incorporated herein by reference.

            During the last five years, neither the Company, nor, to the knowledge of the Company, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

            As more fully described in Item 4 hereof, the Company has entered into the PNU Option Agreement (as defined in Item 4 below) with PNU. Pursuant to the PNU Option Agreement, PNU has, among other things, granted the Company an option to acquire shares of PNU Common Stock as described below. If the conditions precedent were satisfied to permit the Company to exercise its option to purchase shares of PNU Common Stock pursuant to the PNU Option Agreement and the Company so exercised that option, the Company currently anticipates that funds for such exercise would be provided from general funds available to the Company and its affiliates and by borrowings from sources yet to be determined. However, pursuant to the terms of the PNU Option Agreement, at any time after the first occurrence of a Purchase Event (as defined in Item 4 below), the Company can elect to have PNU repurchase the option.

            No funds were used in connection with entering into the Merger Agreement (as defined in Item 4 below) or the PNU Option Agreement.

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

The Merger Agreement
--------------------

            On December 19, 1999, the Company, MP Sub, Incorporated, a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and PNU entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into PNU, and PNU, as the surviving corporation, will become a wholly owned subsidiary of the Company. In the Merger, each share of PNU Common Stock outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive 1.19 shares of common stock, par value $2.00 per share, of the Company (the "Company Common Stock"). As a result of the Merger, the Company will be the sole shareholder of PNU. Accordingly, the PNU Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

            The closing of the Merger will occur on the second business day following the date on which all conditions to the Merger contained in the Merger Agreement have been satisfied or, where permitted, waived or such other date as the Company and PNU may agree. The closing of the Merger is conditioned upon approval of the stockholders of both the Company and PNU as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

            As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an option to purchase a certain number of shares of the granting party's common stock. The Company granted PNU such an option pursuant to a Stock Option Agreement dated as of December 19, 1999 (the "Company Option Agreement"), between the Company, as grantor, and PNU, as grantee. PNU granted the Company such an option pursuant to a Stock Option Agreement dated as of December 19, 1999 (the "PNU Option Agreement"), between PNU, as grantor, and the Company, as grantee.


            The Merger Agreement contemplates that, at the effective time of the Merger, (1) the combined company's Board of Directors will consist of 20 members, with representation equally divided between the Company and PNU, (2) the Company's Chairman and Chief Executive Officer, Robert B. Shapiro, will be non-executive Chairman of the Board and PNU's President and Chief Executive Officer, Fred Hassan, will be Chief Executive Officer and (3) the committees of the combined company's Board of Directors will consist of an equal number of members from the Company and PNU. The parties intend that the twenty most senior officers of the combined company will consist of an equal number of officers from the Company and PNU. Upon the effective time, the individuals who were directors of Merger Sub immediately prior to such effective time will become the directors of PNU.


PNU Option Agreement
--------------------

            Pursuant to the PNU Option Agreement, PNU granted to the Company an irrevocable option (the "Option") to purchase up to 77,388,932 shares (the "Option Shares") of PNU Common Stock (the "Shares") (being 14.9% of the number of Shares outstanding immediately before such grant), together with the associated purchase rights (the "PNU Rights") under the Shareholder Protection Rights Agreement (the "PNU Rights Agreement") dated as of March 4, 1997, between PNU and Harris Trust & Savings Bank, as Rights Agent (references to the Option Shares will be deemed to include the associated Rights), at a purchase price of $50.25 per Option Share (such price, as adjusted if applicable, the "Purchase Price").

            In the event of any change in Shares by reason of reclassification, recapitalization, stock split, split-up, combination, exchange of shares, stock dividend, dividend, dividend payable in any other securities, or any similar event, the type and number of Shares or securities subject to the Option, and the Purchase Price therefor (including for purposes of repurchase thereof), will be adjusted appropriately, and proper provisions will be made in the agreements governing such transaction, so that the Company will receive upon exercise of the Option the number and class of shares or other securities or property that the Company would have received in respect of Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable. If any additional Shares are issued after the date of the PNU Option Agreement (other than pursuant to an event described in the immediately preceding sentence), the number of Shares subject to the Option will be adjusted so that immediately prior to such issuance, it equals 14.9% of the number of Shares then issued and outstanding. In no event will the number of Shares subject to the Option exceed 14.9% of the number of Shares issued and outstanding at the time of exercise (without giving effect to any shares subject or issued pursuant to the Option).

            The Company may exercise the Option, in whole or in part, at any time or from time to time following the occurrence of a Purchase Event (defined below in this Item 4), provided that the Option will terminate and be of no further force and effect upon the earliest to occur of:

     (1)    The effective time of the Merger;

     (2) 6 months after the first occurrence of a Purchase Event (or if, at the expiration of such 6 months after the first occurrence of a Purchase Event, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise has been removed, but in no event under this clause (2) later than the first anniversary of the Purchase Event);

     (3) Termination of the Merger Agreement under circumstances which do not and cannot result in the Company becoming entitled to receive termination fees of $575 million or more from PNU pursuant to a Purchase Event;

     (4)    12 months after the termination of the Merger Agreement if:

            (a) (i) Either party terminates the Merger Agreement due to the failure of PNU's stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby and (ii) at any time after the date of the Merger Agreement and at or before the date of the PNU shareholders meeting a Business Combination (as defined below in this Item 4) proposal with respect to PNU has been publicly announced or otherwise communicated to the PNU Board of Directors;

            (b) (i) Either party terminates the Merger Agreement because the effective time of the Merger has not occurred on or before December 31, 2000 (provided, however, that this right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the effective time of the Merger to occur on or before December 31, 2000), (ii) at any time after the date of the Merger Agreement and at or before December 31, 2000 there exists a Business Combination proposal with respect to PNU and (iii) following the existence of the Business Combination proposal and prior to any such termination, PNU has intentionally breached (and not cured after notice thereof) any of its covenants or agreements set forthin the Merger Agreement in any material respect, which breach has materially contributed to the failure of the effective time of the Merger to occur on or before December 31, 2000; or

            (c) (i) Either party terminates the Merger Agreement because the Board of Directors of PNU has decided to withdraw, modify or materially qualify in any manner adverse to the Company its recommendation in favor of adoption of the Merger Agreement by the stockholders of PNU or take any action or make any statement in connection with the PNU shareholders meeting materially inconsistent with such recommendation (any such withdrawal, modification, qualification or statement, an "Adverse Change in the PNU Recommendation") and (ii) at any time after the date of the Merger Agreement and at or before the Adverse Change in the PNU Recommendation a Business Combination proposal with respect to PNU has been publicly announced or otherwise communicated to the PNU Board of Directors; or

     (5) The date the Company has received the Maximum Repurchase Price (as defined below in this Item 4).

            A "Purchase Event" means an event the result of which is that the total fee or fees required to be paid by PNU to the Company pursuant to Section 7.2(b) of the Merger Agreement equals $575 million. These events include the following:

     (1) If PNU terminates the Merger Agreement at any time prior to its required stockholders approval, upon three business days' prior notice to the Company, if PNU's Board of Directors determines as of the date of such notice that an Acquisition Proposal (as defined below in this Item 4) is a Superior Proposal (as defined below in this Item 4); provided, however, that (i) PNU has complied with
            Section 5.5 of the Merger Agreement pertaining to Acquisition Proposals, (ii) prior to any such termination, PNU has, if requested by the Company in connection with a revised proposal by it, negotiated in good faith for such three Business Day period with the Company and (iii) PNU's Board of Directors has concluded in good faith, as of the effective date of such termination, after taking into account any revised proposal by the Company during such three Business Day period, that an Acquisition Proposal is a Superior Proposal; provided, further, that it will be a condition to termination by PNU that PNU has made the payment of $575 million to the Company as required by the Merger Agreement;

      (2) PNU enters into a definitive agreement with any third party with respect to a Business Combination or a Business Combination is consummated within 12 months following the termination of the Merger Agreement under the circumstances described in paragraph 4(a), (b) or (c) above;

      (3)   If the Company terminates the Merger Agreement because:

            (a) PNU's Board of Directors, prior to PNU's required stockholders approval, approves or recommends a Superior Proposal or resolves to take any of such actions; or

            (b) A Stock Acquisition Date has occurred pursuant to the PNU Rights Agreement.

            "Business Combination" means with respect to PNU, (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party as a result of which either (A) PNU's stockholders prior to such transaction (by virtue of their ownership of PNU's shares) in the aggregate cease to own at least 60% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or, regardless of the percentage of voting securities held by such stockholders, if any person beneficially owns, directly or indirectly, at least 30% of the voting securities of such ultimate parent entity, or (B) the individuals comprising PNU's Board of Directors prior to such transaction do not constitute a majority of the Board of Directors of such ultimate parent entity, (ii) a sale, lease exchange, transfer or other disposition of at least 50% of the assets of PNU and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 30% or more of the Shares whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise (other than a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction upon the consummation of which PNU's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such person).

            "Acquisition Proposal" means with respect to PNU, any proposal or offer (other than a proposal or offer made by the Company or an affiliate of the Company) with respect to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving PNU, or any purchase or sale of the consolidated assets (including without limitation stock of subsidiaries) of PNU and its subsidiaries, taken as a whole, having an aggregate value equal to 10% or more of the market capitalization of PNU, or any purchase or sale of, or tender or exchange offer for, 10% or more of PNU's equity securities.

            "Superior Proposal" means with respect to PNU, a written proposal made by a person other than the Company which is for

      (1) (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving PNU as a result of which either
            (a) PNU's stockholders prior to such transaction (by virtue of their ownership of PNU's shares) in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or
            (b) the individuals comprising PNU's Board of Directors prior to such transaction do not constitute a majority of the Board of Directors of such ultimate parent entity, (ii) a sale, lease, exchange, transfer or other disposition of at least 50% of the assets of PNU and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Shares whether by merger, consolidation, share exchange, business combination, tender or exchange offer or otherwise (other than a merger, consolidation, share exchange, business combination, tender or exchange offer or other transaction upon the consummation of which PNU's stockholders would in the aggregate beneficially own greater than 60% of the voting securities of such person); and which is

      (2) otherwise on terms which PNU's Board of Directors in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Merger Agreement (after giving effect to any revised proposal as described in paragraph (1) of the definition of "Purchase Event" above) and (ii) is reasonably capable of being completed.

            At any time commencing upon the first occurrence of a Purchase Event and ending upon the termination of the Option, PNU will at the request of the Company (any such request, a "Cash Exercise Notice"), repurchase from the Company the Option or a portion thereof (if and to the extent not previously exercised or terminated) at a price (the "Option Repurchase Price") set forth in the PNU Option Agreement. At any time following the occurrence of a Purchase Event, PNU may, at its election, repurchase the Option at the Option Repurchase Price. In no event will the aggregate Option Repurchase Price be in excess of $635 million less any termination fee paid by PNU and received by the Company pursuant to the Merger Agreement (the "Maximum Repurchase Price").

            PNU will, if requested by the Company or any subsidiary of the Company which is the owner of Option Shares (collectively with the Company, the "Owners") at any time and from time to time within 2 years of the first exercise of the Option, as expeditiously as possible prepare and file up to 2 registration statements under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of securities that have been acquired by or are issuable to such Owners upon exercise of the Option in accordance with the intended method of sale or other disposition stated by such Owners, including a "shelf" registration statement under Rule 415 under the Securities Act, and PNU will use all reasonable efforts to qualify such shares or other securities under any applicable state securities laws.

            The Company's aggregate profit from the sale of Option Shares, the repurchase of the Option by PNU and any termination fee paid by PNU and received by the Company pursuant to a Purchase Event is limited to $635 million.

The Company Option Agreement
----------------------------

            Pursuant to the Company Option Agreement, the Company granted PNU an option to purchase up to 94,744,810 shares of the Company Common Stock at an exercise price equal to $41.75 per share. The other provisions of the Company Option Agreement substantially correspond to the related provisions of the PNU Option Agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        ------------------------------------

            Neither the Company nor, to the best knowledge of the Company, any of the persons listed on Schedule I hereto beneficially owns any Shares other than as set forth herein or as listed on Schedule I hereto. Prior to the Option becoming exercisable, the Company expressly disclaims beneficial ownership of the Shares which are purchasable by the Company upon the Option becoming exercisable. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Company is the beneficial owner of the Shares subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

            (a) Pursuant to the Option, the Company has an option to purchase up to 77,388,932 Shares at the Purchase Price; provided that in no event will the number of shares for which the Option is exercisable exceed 14.9% of the Shares issued and outstanding at the time of exercise (without giving effect to the Shares issued or issuable under the Option). The Option becomes exercisable under certain conditions described in this
                  Schedule 13D. Based on the number of outstanding shares of PNU Common Stock on December 16, 1999, as represented by PNU in the Merger Agreement, the Company would beneficially own up to 13.0% of the Shares following exercise of the Option.

            (b) The Company would have sole voting and dispositive power with respect to any Shares acquired upon exercise of the Option.

            (c) Except as described in Item 4 hereof or as listed on Schedule I hereto, no transactions in the Shares were effected by the Company, or, to the best knowledge of the Company, any of the persons listed on Schedule I hereto, during the preceding 60 days.

            (d) Until the Option is exercised (if at all), the Company has no right to receive dividends from, or the proceeds from the sale of, the Shares subject to the Option. If the Option is exercised by the Company, the Company or its designee, if any, would have the sole right to receive dividends on the Shares acquired pursuant thereto.

            (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

            Except as set forth in this Schedule 13D, to the best knowledge of the Company, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of PNU, including but not limited to, transfer or voting of any of the securities of PNU, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of PNU.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

           1. Agreement and Plan of Merger, dated as of December 19, 1999, by and among Monsanto Company, MP Sub, Incorporated and Pharmacia & Upjohn, Inc. (incorporated by reference to Exhibit 2.1 to Monsanto's 8-K filed on December 29, 1999).

           2. Stock Option Agreement, dated as of December 19, 1999, by and between Monsanto Company, as Issuer, and Pharmacia & Upjohn, Inc., as Grantee (incorporated by reference to Exhibit 2.2 to Monsanto's 8-K filed on December 29, 1999).

           3. Stock Option Agreement, dated as of December 19, 1999, by and between Pharmacia & Upjohn, Inc., as Issuer, and Monsanto Company, as Grantee (incorporated by reference to Exhibit 2.3 to Monsanto's 8-K filed on December 29, 1999).

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  December 29, 1999


                                       MONSANTO COMPANY


                                       By:   \s\ Sonya M. Davis
                                             -----------------------------------
                                       Name:     Sonya M. Davis
                                       Title:    Assistant Secretary

                                   SCHEDULE I
                                   ----------

            The name and present principal occupation of each director and executive officer of Monsanto Company are set forth below. The business address for each person listed below is c/o Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167. All executive officers and directors listed on this Schedule I are United States citizens, except for Jacobus F.M. Peters, who is a citizen of the Netherlands.


Name                        Title
----                        -----

Robert B. Shapiro           Chairman of the Board, Director, Chief
                            Executive Officer

Richard U. De Schutter      Director, Vice Chairman, Chief Administrative
                            Officer

Michael Kantor              Director
                            Partner, Mayer, Brown & Platt

Gwendolyn S. King           Director
                            Retired (former Senior Vice President,
                            Corporate and Public Affairs, PECO Energy Company)

Philip Leder, M.D.          Director
                            Chairman, Department of Genetics, Harvard
                            Medical School and Senior Investigator, Howard
                            Hughes Medical Institute

Jacobus F. M. Peters        Director
                            Retired (former Chairman of the Executive
                            Board and Chief Executive Officer of AEGON N.V.)

John S. Reed                Director
                            Chairman and Co-Chief Executive Officer,
                            Citigroup Inc.

John E. Robson              Director
                            Senior Advisor, Robertson Stephens

William D. Ruckelshaus      Director
                            Former Chairman of the Board, Browning-Ferris
                            Industries, Inc.

Hendrik A. Verfaillie       Director, President, Chief Operating Officer

Gary L. Crittenden          Senior Vice President and Chief Financial Officer

R. William Ide III          Senior Vice President, General Counsel and
                             Secretary

Arnold W. Donald            Senior Vice President

Steven L. Engelberg         Senior Vice President

David L. Morley             Senior Vice President

Philip Needleman, Ph.D.     Senior Vice President

Joan H. Walker              Senior Vice President

Robert T. Fraley, Ph.D.     Co-President, Agricultural Sector

Hugh Grant                  Co-President, Agricultural Sector

Nick E. Rosa                Senior Vice President, Co-President, Nutrition and
                            Consumer Products Sector

Ganesh M. Kishore, Ph.D.    Co-President, Nutrition and Consumer Products
                            Sector

Alan L. Heller              President, Chief Operating Officer, G.D.
                            Searle & Co.

Richard B. Clark            Vice President and Controller

                                INDEX OF EXHIBITS


          1. Agreement and Plan of Merger, dated as of December 19, 1999, by and among Monsanto Company, MP Sub, Incorporated and Pharmacia & Upjohn, Inc. (incorporated by reference to Exhibit 2.1 to Monsanto's 8-K filed on December 29, 1999).

          2. Stock Option Agreement, dated as of December 19, 1999, by and between Monsanto Company, as Issuer, and Pharmacia & Upjohn, Inc., as Grantee (incorporated by reference to Exhibit 2.2 to Monsanto's 8-K filed on December 29, 1999).

           3. Stock Option Agreement, dated as of December 19, 1999, by and between Pharmacia & Upjohn, Inc., as Issuer, and Monsanto Company, as Grantee (incorporated by reference to Exhibit 2.3 to Monsanto's 8-K filed on December 29, 1999).